John E. Lux, Esq.
Attorney at Law
1629 K Street, Suite 300
Washington, DC 20006
(202) 780-1000
Admitted in Maryland and the District of Columbia

March 13, 2020

Matthew Derby, Staff Attorney,

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:	Atomic Studios, Inc. Amendment No. 5 to Offering Statement on Form 1-A Filed March 11, 2020 File No. 024-11119

Dear Mr. Conway:

On behalf of Atomic Studios, Inc..(the “Company”), we respond as follows to the Staff’s comment letter, dated March 12, 2020, relating to the above-captioned Offering Statement on Form 1-A (“Offering Statement”).

Form 1-A

Forward Looking Statement, page 43

Comment

1. Please refer to comment 3 of our letter dated January 27, 2020. Note that the safe harbor protections for forward-looking statements under the Private Securities Litigation Reform Act do not apply to statements made by companies that are not reporting companies under section 13(a) or 15(d) of the Securities Exchange Act. See Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Please delete all references to the safe harbor provided by the Private Securities Litigation Reform Act throughout your offering document.

Revised - deleted paragraph referring to Section 27A

Other

The Company hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We acknowledge being aware that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you would like any further information or have any questions, please do not hesitate to contact me on my private line – 727 656 5504 or at the fax number 727 474 9810.

Sincerely,

John E. Lux